

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Cesar Johnston
Acting Chief Executive Officer
Energous Corp
3590 North First Street, Suite 210
San Jose, California 95134

> **Re: Energous Corp**
> **Form S-3**
> **Filed November 15, 2021**
> **File No. 333-261087**

Dear Mr. Johnston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing